FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company with Authorized Capital

Corporate Tax ID (CNPJ) No. 47.508.411/0001-56

Company Registry (NIRE) 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404/76 and the Brazilian Securities Commission (“CVM”) Resolution No. 44/2021, hereby informs its shareholders and the market in general the expansion plans for the growth and consolidation of the New GPA.

Today GPA will promote the “Investor Day GPA”, event in which the Company will present more details regarding the Company's long-term strategic plan, supported by its six strategic pillars: top line, NPS[1], digital, expansion, profitability, ESG & culture, with the purpose of restoring growth and profitability, strengthening our leadership position in the premium, proximity and digital supermarket segment in Brazil.

Within this context, the Company hereby publishes a forecast of obtaining an adjusted EBITDA margin of 8% to 9%, considering the consolidated result for 2024. Such growth in the adjusted margin is mainly backed up by three greater objectives: increase of the commercial margin, reduction of breakage levels and dilution of corporate expenses.

Combined with the estimated opening of 300 new stores by 2024, as disclosed in the Material Fact published on September 6, 2022, GPA shows its commitment and confidence in the execution of the projects necessary for the successful delivery of its long-term strategic plan, as well as in the results already observed so far.

GPA emphasizes that the projections and forecasts presented herein reflect the current strategic plan and financial position of the Company and may be altered by any changes in these plans, including those caused by impacts arising from macroeconomic and political factors, internal or external. These forecasts are not considered promises of performance.

1 Net Promoter Score

GPA's Investor Relations Department makes itself available to its shareholders and the market in general for any queries regarding the information presented at Investor Day GPA and emphasizes that, under the terms of the applicable regulations, it shall update item 11 of its Reference Form with the projections on the increase in the adjusted EBITDA margin until the year 2024 within a period of up to 7 (seven) business days from the disclosure of this Material Fact.

São Paulo, December 7th, 2022.

Guillaume Marie Didier Gras

Vice President of Finances and Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 07, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.